Exhibit 12.1

HCP, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30,	As Adjusted Nine Months Ended September 30,	Year Ended December 31,
	2015(1)	2015(1)	2014	2013	2012	2011	2010

Fixed Charges:
Interest Expense and Debt Amortization	$357,569	$357,569	$439,742	$435,828	$419,066	$419,336	$288,657
Rental Expense	6,953	6,953	8,407	7,918	6,794	6,186	5,939
Capitalized Interest	5,995	5,995	10,314	13,494	23,360	26,402	21,664

Fixed Charges	$370,517	$370,517	$458,463	$457,240	$449,220	$451,924	$316,260

Earnings:
Pretax Income from Continuing Operations before Noncontrolling Interest and Income from Equity Investees	$34,897	$627,818	$893,438	$852,015	$745,081	$490,681	$371,172
Add Back Fixed Charges	370,517	370,517	458,463	457,240	449,220	451,924	316,260
Add Distributed Income from Equity Investees	4,587	4,587	5,045	3,989	3,384	3,273	5,373
Less Capitalized Interest	(5,995)	(5,995)	(10,314)	(13,494)	(23,360)	(26,402)	(21,664)
Less Noncontrolling Interest from Subsidiaries without Fixed Charges	(4,519)	(4,519)	(8,780)	(9,338)	(10,954)	(16,466)	(15,517)

Total	$399,487	$992,408	$1,337,852	$1,290,412	$1,163,371	$903,010	$655,624

Ratio of Earnings to Fixed Charges	1.08	2.68	2.92	2.82	2.59	2.00	2.07

(1)         Earnings of $399 million for the nine months ended September 30, 2015 included non-cash impairment charges of $593 million. After adjusting for the non-cash impairment charges, adjusted earnings would have been $992 million and the adjusted ratio of earnings to fixed charges would have been 2.68 for the nine months ended September 30, 2015. Adjusted earnings and the adjusted ratio of earnings to fixed charges are non-GAAP supplemental financial measures and are not intended as a substitute for their most directly comparable GAAP measures, earnings and the ratio of earnings to fixed charges, respectively. We have provided these non-GAAP supplemental financial measures because we believe they are meaningful to investors as they adjust for non-cash impairment charges, and accordingly, allow for comparison to prior periods and are indicative of normalized earnings.